

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Xing Jin
Chief Executive Officer
So-Young International Inc.
Tower E, Ronsin Technology Center
Chaoyang District, Beijing
People's Republic of China

> **Re: So-Young International Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38878**

Dear Xing Jin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

1. We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. We note that your list of subsidiaries in Exhibit 8.1 indicates that you have a subsidiary in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign

operating entities are organized or incorporated and provide the percentage of your shares
or the shares of your consolidated operating entities owned by governmental entities in
each foreign jurisdiction in which you have consolidated operating entities in your
supplemental response.

3. In order to clarify the scope of your review, please supplementally describe the steps you
have taken to confirm that none of the members of your board or the boards of your
consolidated foreign operating entities are officials of the Chinese Communist Party. For
instance, please tell us how the board members' current or prior memberships on, or
affiliations with, committees of the Chinese Communist Party factored into your
determination. In addition, please tell us whether you have relied upon third party
certifications such as affidavits as the basis for your disclosure.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Amanda Kim, Senior Staff Accountant at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202)551-3488 if you have questions regarding
comments on the financial statements and related matters. Contact Kyle Wiley at (202) 344-5791
or Christopher Dunham at (202) 551-3783 if you have any questions about comments related to
your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology